Mail Stop 3561

February 4, 2008

Mr. Larry D. Young, President and CEO
Dr Pepper Snapple Group, Inc.
5301 Legacy Drive
Plano, TX 75024

>   **Re: Dr. Pepper Snapple Group, Inc. (formerly "CSAB, Inc.")**
>   **Amendment No. 1 to Registration Statement on**
>   **Form 10**
>   **Filed January 11, 2008**
>   **File No. 001-33829**

Dear Mr. Young:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement Summary, page 1

Recent Developments, page 5

Accelerade Launch, page 6

1.   In this section and elsewhere in the information statement, as appropriate, please
        clarify and expand upon the statement "Going forward, we intend to focus
        Accelerade exclusively on targeted channels and classes of trade and accounts
        where we expect the product to be financially viable." See also page 40.

Unaudited Pro Forma Combined Financial Data, page 31

2.   Please complete the pro forma financial statements and the related summary
        disclosures on pages 12-13.

3.   Please tell us how CSAB's note receivable from CSFPLC, and related interest
        income, will be affected by the separation, distribution and financing transactions.
        Provide any necessary pro forma adjustments.

4.   Please disclose the transition services agreement in the notes to the pro forma
        financial data and the expected effects on the issuer following the separation,
        distribution and financing transactions. Provide any necessary pro forma
        adjustments.

Management's Discussion and Analysis

Recent Developments – Organizational Restructuring, page 38

5.   Tell us and revise to disclose the job classifications or functions of the employees
        that will be terminated and their locations and the expected completion date of the
        employee reduction. Please advise whether the plan involves more than just an
        employee reduction, e.g., plant closing, and disclose the nature and cost of these
        other activities, if any.

6.   Disclose the locations of the two plants that will be closed.

Management, page 95

Director Compensation, page 97

7.   We note that the company has two directors that are executives of the company.
        We also note the disclosure on page 97 that, "Executive directors will not receive
        compensation for their services as a director." Please disclose in the information
        statement whether any director compensation was paid in 2007. See Item 402(k)
        of Regulation S-K.

Compensation Discussion and Analysis, page 97

8.   Please complete the tables in this section.

Benchmarking of Compensation, page 99

9.   Please clarify the external competitive data used in making your compensation
        decisions. Since you appear to benchmark compensation, you are required to
        identify the companies that comprise the benchmark group. If you have
        benchmarked different elements of your compensation against different
        benchmarking groups, please identify the companies that comprise each group.
        Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a
        discussion of where actual payments fall within targeted parameters. To the
        extent actual compensation was outside a targeted percentile range, include an
        explanation of the reasons for this.

The Executive Compensation Program, page 99

10.   You have not provided quantitative disclosure of all of the terms of the necessary
        targets to be achieved for your named executive officers to earn their annual
        performance-based cash incentives, and long-term equity incentive awards.
        Please disclose the specific performance targets used to determine incentive
        amounts or provide a supplemental analysis as to why it is appropriate to omit
        these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the
        extent that it is appropriate to omit specific targets, please provide the disclosure
        pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements
        regarding the level of difficulty, or ease, associated with achieving performance
        goals either corporately or individually are not sufficient. In discussing how
        likely it will be for the company to achieve the target levels or other factors,
        provide as much detail as necessary without providing information that poses a
        reasonable risk of competitive harm.

The Distribution, page 122

11.   Please disclose in an appropriate section of the information statement, the disclosure contained in your response to comment 20 of our letter dated December 17, 2008.

Financial Statements

Note 2. Significant Accounting Policies

Other Assets, page F-11

12.   Please confirm that the amounts capitalized as prepaid expenses for contributions to customers are not refundable.

Item 15. Exhibits

13.   We note your response to comment 28 of our previous letter. Please file the exhibits to allow the staff sufficient time to review the documents.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Maureen Bauer at (202) 551-3237 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing at (202) 551-3233, with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Stephen T. Giove, Esq.
Fax: 646-848-7325